Amendment to Amended and Restated Bylaws of Insmed Incorporated

Section 1 of Article II of the Amended and Restated Bylaws of Insmed Incorporated shall be amended and restated as set forth below:

SECTION 1. Number, Classification, Term, Election.  The property, business and affairs of the Corporation shall be managed under the direction of the Board as from time to time constituted.  The Board shall be divided into three classes having staggered terms of office as specified in the Articles of Incorporation.  The number of directors constituting the Board of Directors shall be designated by a resolution of the Board of Directors, but shall not be less than four nor more than 10, a majority of whom must be “independent directors” as defined in the rules of The Nasdaq Stock Market.  No director need be a shareholder.  Directors shall be elected at each annual meeting to succeed to those directors whose terms have expired and to fill any vacancies then existing.  Each director who is re-elected or elected to succeed a director whose term has expired shall hold office for the term of three years as specified in the Articles of Incorporation and until his successor is elected.